January 28, 2025

Udi Gilboa
Executive Chairman
Nasus Pharma Ltd.
Yigal Alon 65
Tel Aviv, Israel 6744317

       Re: Nasus Pharma Ltd.
           Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted December 31, 2024
           CIK No. 0002029039
Dear Udi Gilboa:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1
Prospectus Summary
Our Company, page 1

1. We note your response to prior comment 1 and revised disclosure, here and elsewhere, indicating that you plan to conduct two additional Phase 2 studies of
       NS002 "prior to submission for marketing approval." Please revise here and elsewhere, as appropriate, to clarify if you will be permitted to submit an NDA for
       NS002 directly after your two additional Phase 2 studies are completed, or whether you will be required to wait until you complete a pivotal clinical trial in addition to other testing before submitting an NDA.
 January 28, 2025
Page 2

2. We note your response to prior comment 2 and reissue in part. Please revise your Our
       Company section to disclose that the FDA may not agree that your product candidates satisfy the requirements for the Section 505(b)(2) regulatory approval. Alternatively, please advise.
Business
The Intranasal Drug Delivery Product Market
Rise in prevalence, page 82

3. We note your response to prior comment 6 and reissue in part. We note the authority you cite to support hospital admissions in Australia appears to be a study of the
       United States population, that the authority cited for UK hospital admissions appears to be a study of the Spanish population and that one of the authorities cited for US hospital admissions appears to be a study of the Danish population. Please revise to reconcile or otherwise advise.
Nasus's Well Differentiated and Diversified Technology Platform - Intranasal Powder, page
88

4. We note your response to prior comment 7 and reissue. Please revise to identify the third-party particles depicted in the left graphic of Figure 5 on page
89.
Aptar UDS and collaboration, page 90

5. Please revise your description of the Aptar collaboration to reflect your disclosure elsewhere in the prospectus that there is an amount of $529,000 outstanding to be paid to Aptar, which has not been paid to date.
Intranasal Epinephrine (NS002), page 90

6. We note your response to prior comment 3 and reissue in part. Please revise to remove the statement that "NS002 was found to be a needle-free alternative for life-
       threatening anaphylaxis" as the FDA has not concluded NS002 may be used in any indication. You may summarize the results of clinical trials without concluding as to efficacy.
Our Phase 2 dose-finding/safety study -- NP006, page 92

7. Please revise your disclosure to explain how you found a statistically significant difference in your studies of NS002 even though the studies were not powered for statistical significance. Please similarly revise your disclosure on page 99.
Intranasal Naloxone (NS001), page 95

8. We note your response to prior comment 11 and reissue in part. Please revise page 99 to disclose the details of the "scientific advice request from several countries in the
       European Union." We note your revised disclosure in response to prior comment
       11 states you intend to have a discussion with regulatory authorities in the European
       Union, but does not disclose the details of the "scientific advice request from several countries in the European Union." Please revise to provide the requested disclosure, or otherwise advise.
 January 28, 2025
Page 3

Competition, page 100

9. We note your response to prior comment 12 and reissue in part. Please revise to remove the comparisons between Kloxxado and NS001 as it appears these comparisons are not the result of head-to-head clinical trials. To the extent applicable,
       please similarly remove your comparisons on page 86.
Intellectual Property, page 103

10. We note your response to prior comment 13 and reissue in part. Please revise to disclose the expiration dates for your issued patents and expected expiration dates for your pending patents.
Research and Development, page 106

11. We note your response to prior comment 16 states you do not have any future obligations to repay the amounts received under the non-recurring research agreement. Please revise to state whether there are any other future obligations pursuant to this agreement and whether you are still performing services pursuant to the agreement.
Orange Book Listing, page 109

12. We note your response to prior comment 17 and reissue. Our comment is not meant to relate to challenges to your intellectual property, but whether you intend to challenge the intellectual property rights of other entities. Please disclose, if known, whether you will need to challenge patents via a Paragraph IV certification. To the extent that you plan to pursue this certification or there is material uncertainty, then please add a risk factor that discusses the need or potential need for a 30-month stay on future
       NDA applications that you submit for your lead candidates.
General

13. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the
       Securities Act, whether or not they retain copies of the communications.
        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Crawford at 202-551-7767 or Alan Campbell at 202-551-4224
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Life
Sciences
cc:   Eric Victorson, Esq.